Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 197-A-I dated August 25, 2010

Term Sheet to
Product Supplement No. 197-A-I
Registration Statement No. 333-155535
Dated September 15, 2010; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Knock-Out Notes Linked to the Performance of the U.S. Dollar relative to the European Union Euro due March 22, 2011

General

- The notes are designed for investors who seek exposure to any moderate appreciation of the U.S. dollar relative to the European Union Euro over the term of the notes. Investors should be willing to forgo interest payments as well as (1) any return on their investment at or in excess of $100 per $1,000 principal amount note and (2) if a Knock-Out Event occurs, any return on their investment, while seeking payment of at least 96.50% of their principal at maturity (3.5% of principal is at risk). **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Cash payment at maturity of $965 plus the Additional Amount, as described below, or, if a Knock-Out Event occurs, cash payment at maturity of principal. Because the payment at maturity for each $1,000 principal amount note if a Knock-Out Event does not occur is determined by adding the Additional Amount to $965, not $1,000, and because the Additional Amount will be less than $135 per $1,000 principal amount note if a Knock-Out Event does not occur, the return on your investment in the notes will be less than $100 per $1,000 principal amount note if a Knock-Out Event does not occur.
- Cash payment at maturity of principal plus the Additional Amount, as described below
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 22, 2011†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about September 17, 2010 and are expected to settle on or about September 22, 2010.

Key Terms

Reference Currency:	U.S. dollar
Base Currency:	European Union euro
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note equal to: (1) if a Knock-Out Event does not occur, $965 plus the Additional Amount; or (2) if a Knock-Out Event occurs, $1,000.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity if a Knock-Out Event does not occur will equal $1,000 x the Reference Currency Change x the Participation Rate; *provided* that the Additional Amount will not be less than zero. If a Knock-Out Event occurs, you will not receive an Additional Amount at maturity. **Accordingly, because the Knock-Out Buffer Amount is 13.50% and the Participation Rate is 100%, the Additional Amount will be less than $135 per $1,000 principal amount note.**
Participation Rate:	100%
Knock-Out Event:	A Knock-Out Event occurs if, at any time on any currency business day during the Monitoring Period, the Continuous Spot Rate is less than the Starting Spot Rate by a percentage equal to or greater than the Knock-Out Buffer Amount. **The Continuous Spot Rate decreases as the U.S. dollar appreciates relative to the European Union euro.**
Knock-Out Buffer Amount:	13.50%
Monitoring Period:	The period from 2:15 p.m., Central European Time on the pricing date to and including 2:15 p.m., Central European Time on the Observation Date
Reference Currency Change:	$\frac{\text{Initial Spot Rate} - \text{Ending Spot Rate}}{\text{Initial Spot Rate}}$
Starting Spot Rate:	The Starting Spot Rate is expressed in terms of a number of U.S. dollars per one European Union euro as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, by reference to the rate reported by Reuters Group PLC (“Reuters”) on Reuters page EUR=EBS at any time on the pricing date. For additional information, see “Selected Risk Considerations — Potential Conflicts” on page TS-**Error! Bookmark not defined.** of this term sheet.
Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:	The Spot Rate on a given date is expressed as a number of U.S. dollars per one European Union euro and is equal to the applicable rate displayed on Reuters page ECB37 or any substitute page) at approximately 2:15 p.m. Central European Time, on such date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 197-A-I.
Continuous Spot Rate:	The Continuous Spot Rate at a given time on a given date is expressed as a number of U.S. dollars per one European Union euro and is equal to the applicable rate displayed on Reuters page EUR=EBS (or any substitute page) at such time on such date.
Observation Date:	March 17, 2011†
Maturity Date:	March 22, 2011†
CUSIP:	48124AH83

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date” in the accompanying product supplement no. 197-A-I

Investing in the Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 197-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. 197-A-I.

(2) Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

September 15, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York, and the principal financial center for the Base Currency Currency (which is Frankfurt, Germany), (b) banking institutions in The City of New York and such principal financial center are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System ("TARGET2") is open, each as determined by the calculation agent.

Selected Purchase Considerations

- **POTENTIAL PRESERVATION OF 96.50% OF YOUR CAPITAL AT MATURITY** — You will receive at least 96.50% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of Reference Currency. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** —If a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive at maturity a payment equal to $965 plus the Additional Amount of $1,000 x the Reference Currency Change x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero. Because the Knock-Out Buffer Amount is 13.50%, the Additional Amount will be less than $135 per $1,000 principal amount note, and your payment at maturity will be less than $1,100 per $1,000 principal amount note.

- **EXPOSURE TO THE U.S. DOLLAR VERSUS THE EUROPEAN UNION EURO** — The return on the notes is linked to the performance of U.S. dollar, which we refer to as the Reference Currency, relative to the European Union euro, which we refer to as the Base Currency, and will enable you to participate in potential increases in the value of the Reference Currency, relative to the Base Currency, during the term of the notes, *provided* that the return on the notes will be less than 10%.

- **TAXED AS SHORT-TERM DEBT INSTRUMENTS —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 197-A-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, notwithstanding that the notes do not provide for full repayment of their principal amount in all events, the notes will be treated for U.S. federal income tax purposes as "short-term" debt obligations, as described in the section entitled "Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Certain Notes Treated as Indebtedness That Have a Term of Not More than One Year" in the accompanying product supplement. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and Base Currency or any contracts related to the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

- **CURRENCY MARKET RISK** — The return on the notes at maturity is linked to the performance of the U.S. dollar relative to the European Union euro, and will depend on whether, and the extent to which, the Reference Currency Change is positive. Any positive Reference Currency Change will depend on the performance of the U.S. dollar relative to the European Union euro. YOU WILL RECEIVE ONLY 96.50% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE REFERENCE CURRENCY CHANGE IS ZERO OR NEGATIVE AND A KNOCK-OUT EVENT DOES NOT OCCUR.

- **THE NOTES MAY NOT PAY MORE THAN 96.50% OF THE PRINCIPAL AMOUNT AT MATURITY** — If the Starting Spot Rate does not exceed the Ending Spot Rate and a Knock-Out Event does not occur, the Additional Amount will be zero, and you will receive only $965 per $1,000 principal amount note at maturity. This will be true even if the Spot Rate was lower than the Starting Spot Rate at some time during the term of the notes but later increases above the Starting Spot Rate on the Observation Date. Because the Ending Spot Rate will be calculated based on the Spot Rate on the Observation Date, the Spot Rate on the maturity date or at other times during the term of the notes could be lower than the Ending Spot Rate. This difference could be particularly large if there is a significant increase in the Spot Rate during the latter portion of the term of the notes or if there is significant volatility in the Spot Rate during the term of the notes, especially on dates near the Observation Date.

- **THE "KNOCK-OUT" FEATURE WILL LIMIT YOUR RETURN ON THE NOTES** — Your investment in the notes may not perform as well as an investment based solely on the performance of the U.S. dollar relative to the European Union euro. Your ability to participate in the appreciation of the U.S. dollar relative to the European Union euro may be limited by the Knock-Out Rate of the notes. The Spot Rate will be measured continuously on each currency business day during the Monitoring Period in order to determine whether a Knock-Out Event has occurred. If a Knock-Out Event has not occurred, the return on each $1,000 principal amount note will be less than $100, regardless of the appreciation in the U.S. dollar relative to the European Union euro, which may be significant. Once a Knock-Out Event has occurred, we will pay you your principal at maturity, even if the Spot Rate at any time on any currency business day during the Monitoring Period subsequently decreases.

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM RETURN OF 10% AT MATURITY** — Because a Knock-Out Event will occur if the Continuous Spot Rate is less than the Starting Spot Rate by a percentage equal to or greater than the Knock-Out Buffer Amount of 13.50%, for each $1,000 principal amount note, your payment at maturity is subject to an embedded maximum return at maturity. The return on the notes will be less than 10% and the payment at maturity will be less than $1,100 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of the duties of J.P. Morgan Securities LLC, which we refer to as JPMS, as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. If the Starting Spot Rate as determined by the calculation agent is lower than the rate displayed on the applicable Reuters page at the 2:15 pm Central European Time on the pricing date, the Spot Rate must achieve a lower level for you to receive a positive return on your investment at maturity than if the rate displayed at the 2:15 pm Central European Time were used. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Reference Currency or the Base Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and the member countries of the European Union, and economic and political developments in other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the United States and the member countries of the European Union, and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in the United States and the member countries of the European Union.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States and the member countries of the European Union, and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currency and the Base Currency, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **EVEN THOUGH THE REFERENCE CURRENCY AND BASE CURRENCY TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currency and Base Currency are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Ending Spot Rate and the Reference Currency Change. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.

- **RISK OF KNOCK-OUT EVENTS OCCURRING IS GREATER IF THE EXCHANGE RATE BETWEEN THE REFERENCE CURRENCY AND BASE CURRENCY ARE VOLATILE** — The likelihood of the Continuous Spot Rate being less than the Starting Spot Rate by the Knock-Out Buffer Amount of 13.50% or more at any time on any currency business day during the Monitoring Period, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the exchange rate between the Reference Currency and Base Currency — the frequency and magnitude of changes in the exchange rate between the Reference Currency and Base Currency. The exchange rate between the Reference Currency and Base Currency has in the past experienced significant volatility.

- **THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currency relative to the Base Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Spot Rate on any day and the Continuous Spot Rate at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Currency and the Base Currency;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred or is expected to occur;
    - interest and yield rates in the market generally as well as in the United States and the European Union;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the European Union euro;
    - suspension or disruption of market trading in the Reference Currency or the Base Currency;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Knock-Out Notes Linked to the Performance of the U.S. dollar relative to the European Union Euro

TS- 3

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The table and examples below illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Reference Currency Change from -80% to +80%. The following table and examples assume a Starting Spot Rate of 1.3000 and reflects a Participation Rate of 100% and a Knock-Out Buffer of 13.50%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Spot Rate	Reference Currency Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock-Out Event Occurs (2)
0.2600	80.00%	N/A	0.00%
0.3900	70.00%	N/A	0.00%
0.5200	60.00%	N/A	0.00%
0.6500	50.00%	N/A	0.00%
0.7800	40.00%	N/A	0.00%
0.9100	30.00%	N/A	0.00%
1.0400	20.00%	N/A	0.00%
1.1050	15.00%	N/A	0.00%
1.1245	13.50%	N/A	0.00%
1.1246	13.49%	9.99%	0.00%
1.1700	10.00%	6.50%	0.00%
1.2350	5.00%	1.50%	0.00%
1.2545	**3.50%**	**0.00%**	**0.00%**
1.2675	2.50%	-1.00%	0.00%
1.3000	**0.00%**	**-3.50%**	**0.00%**
1.3650	-5.00%	-3.50%	0.00%
1.4300	-10.00%	-3.50%	0.00%
1.4950	-15.00%	-3.50%	0.00%
1.5600	-20.00%	-3.50%	0.00%
1.6900	-30.00%	-3.50%	0.00%
1.8200	-40.00%	-3.50%	0.00%
1.9500	-50.00%	-3.50%	0.00%
2.0800	-60.00%	-3.50%	0.00%
2.2100	-70.00%	-3.50%	0.00%
2.3400	-80.00%	-3.50%	0.00%

(1) The Continuous Spot Rate is not equal to or less than the Starting Spot Rate by 13.50% or more at any time on any currency business day during the Monitoring Period.

(2) The Continuous Spot Rate is equal to or less than the Starting Spot Rate by 13.50% or more at any time on any currency business day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred and the Spot Rate decreases from the Starting Spot Rate of 1.3000 to an Ending Spot Rate of 1.1700. Because a Knock-Out Event does not occur and the Reference Currency Change is 10%, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,065 per $1,000 principal amount note, calculated as follows:

$$\$965 + (\$1,000 \times [(1.3000 - 1.1700)/1.3000] \times 100\%) = \$1,065$$

Example 2: A Knock-Out Event has not occurred and the Spot Rate decreases from the Starting Spot Rate of 1.3000 to an Ending Spot Rate of 1.2675. Because a Knock-Out Event does not occur and the Reference Currency Change is 2.50%, the Additional Amount is equal to $25 and the payment at maturity is equal to $990 per $1,000 principal amount note, which is less than the principal amount of $1,000, calculated as follows:

$$\$965 + (\$1,000 \times [(1.3000 - 1.2675)/1.3000] \times 100\%) = \$990$$

Example 3: A Knock-Out Event has not occurred and the Spot Rate increases from the Starting Spot Rate of 1.3000 to an Ending Spot Rate of 1.6900. Because a Knock-Out Event does not occur, the Additional Amount is equal to $0 and the payment at maturity is equal to $965 per $1,000 principal amount note.

Example 4: A Knock-Out Event has occurred. Because a Knock-Out Event occurs, the payment at maturity is equal to $1,000 per $1,000 principal amount note, regardless of the Ending Spot Rate.

Historical Information

The following graph shows the historical weekly performance of the Reference Currency relative to Base Currency expressed in terms of the conventional market quotation (the amount of the U.S. dollars that can be exchanged for one European Union euro, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 7, 2005 through September 10, 2010. The exchange rate of the U.S. dollar relative to the European Union euro at approximately 11:00 a.m., New York City time, on September 15, 2010 was 1.2998.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rate or Continuous Spot Rate that would be derived from the applicable Reuters pages.



The Spot Rate on September 15, 2010 was 1.2977, calculated in the manner set forth under "Additional Key Terms — Spot Rate" on the front cover of this term sheet. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Continuous Spot Rate at any time on any currency business day during the Monitoring Period or the Spot Rate on the Observation Date. We cannot give you assurance that the performance of the Reference Currency relative to the Base Currency will result in the full return of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $50.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-29 of the accompanying product supplement no. 197-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $50.00 per $1,000 principal amount note.

JPMorgan Structured Investments —
Knock-Out Notes Linked to the Performance of the U.S. dollar relative to the European Union Euro

TS- 5